Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank Announces Dividend on Common Shares

            TORONTO, Aug. 28 /CNW/ - Scotiabank today declared a dividend on its common shares of 49 cents per common share for the quarter ending October 31,
2009, payable on October 28, 2009, to shareholders of record at the close of business on October 6, 2009.
            The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending October 31, 2009, payable on October
28, 2009, to shareholders of record at the close of business on October 6,
2009.

            <<
            -   Series 12, Dividend No. 45 of $0.328125 per share;
            -   Series 13, Dividend No. 18 of $0.30 per share;
            -   Series 14, Dividend No. 11 of $0.28125 per share;
            -   Series 15, Dividend No. 10 of $0.28125 per share;
            -   Series 16, Dividend No. 8  of $0.328125 per share;
            -   Series 17, Dividend No. 7  of $0.35 per share;
            -   Series 18, Dividend No. 6  of $0.3125 per share;
            -   Series 20, Dividend No. 6  of $0.3125 per share;
            -   Series 22, Dividend No. 4  of $0.3125 per share;
            -   Series 24, Dividend No. 3  of $0.3906 per share;
            -   Series 26, Dividend No. 3  of $0.390625 per share;
            -   Series 28, Dividend No. 3  of $0.390625 per share.
            >>

            Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

            %SEDAR: 00001289EF          %CIK: 0000009631

            /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Lauren Mostowyk, Scotiabank Public Affairs, (416)
866-6806/
            (BNS. BNS)

CO:  Scotiabank

CNW 07:09e 28-AUG-09